Registration No. 333-166073

Convertible Subordinated Term Notes due 2014

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The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by calling or emailing Kristi Harrington, at (712) 366-0392, kristi.harrington@sireethanol.com.

March 1, 2012

Forward-Looking Statements and Disclaimer

This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are made in good faith by Southwest Iowa Renewable Energy, LLC (“SIRE,” “us” or “we”) and are identified by including terms such as “may,” “will,” “should,” “expects,” “anticipates,” “estimates,” “plans,” or similar language. In connection with these safe-harbor provisions, SIRE has identified in its registration statement on Form S-1, and in its other filings with the SEC, important factors that could cause actual results to differ materially from those contained in any forward-looking statement made by or on behalf of SIRE, including, without limitation, the risk and nature of our business and the effects of general economic conditions on us. We may experience significant fluctuations in future operating results due to a number of economic conditions, including, but not limited to, competition in the ethanol industry, commodity market risks, financial market risks, counter-party risks, and risks associated with changes to federal policy or regulation. The cautionary statements in this presentation expressly qualify all of SIRE’s forward-looking statements. The forward-looking statements contained in this presentation are included in the safe harbor protection provided by Section 27A of the Securities Act of 1933. SIRE further cautions that such factors are not exhaustive or exclusive. SIRE does not undertake to update any forward-looking statement which may be made from time to time by or on behalf of SIRE unless an update is required by applicable securities laws.

…is located in southwestern Iowa near the Missouri river

…processes over 39 million bushels of corn a year into approximately 110 million gallons of ethanol, 300,000 tons of dried distillers grains, 50,000 tons of wet distillers grains and 11,000 gallons of corn oil

…has access to river transport and five rail carriers

…is in close proximity to corn producers and DDG customers

…has access to both steam and gas power, as well as ground well and river water sources

Our Facility………

Production

Debt Level
The chart below shows, on an unaudited basis, our total outstanding debt, along with our total bank debt that will be senior to the Notes.

Management

Name	Position / Selected Background

Brian Cahill
General Manager and Chief Executive Officer.  Brian was the Executive VP of the Distillery Innovations Segment of MGP Ingredients, Inc. from 2007-08; the CFO/VP of Finance and Administration from 2002-07, and the General Manager from 1992-2002.

Karen Kroymann
Controller & Principal Financial Officer.  Karen was the Controller of Transgenomic, Inc. from 2007-08, the Controller of TTI Technologies from 2006-07, and the Assistant Controller of Future Foam from 1999-2006

Dan Wych
Plant Manager.  Dan was the Operations/Fermentation Coordinator of U.S. Bio Energy / Verisun Energy from 2006-08, the Plant Manage for United Bio Energy in 2006, the Production Manage of Little Sioux Corn Processors from 2005-06, and the Operations/Lab/Safety Manager of Quad County Corn Processors from 2000-05.

Karol King
Independent Director and Board Chair.  Karol has farmed corn, popcorn and soybeans near Mandamin, Iowa since 1967, has been the President of King Agri Sales, Inc. since 1995, and the President of Kelly Lane Trucking, LLC since 2007.

Ted Bauer
Independent Director, Secretary and Treasurer.  Ted has been the owner and operator of a farm and hunting preserve near Audubon, Iowa since 1977, the co-founder and director (2005-07) of Templeton Rye Spirits, LLC, a Director of Iowa Quality Producers Alliance since 2003, and was the VP of West Central Iowa Rural Water from 2002-07.

Hubert Houser
Independent Director.  Hubert is a lifetime operator of a farm and cattle operation near Carson, Iowa, and has served in the Iowa legislature since 1993.  Hubert also served in the Pottowattamie County Board of Supervisors from 1979-1992, was a director of the Riverbend Industrial Park, and was a founder of the Iowa Western Development Association and Golden Hills RC&D.

Michael Gutteau
Independent Director.  Michael serves on the Chairman of the Council of Federal Home Loan Banks, and has served in various capacities with the Federal Home Loan Bank of Des Moines.  He has served in various positions with Treynor State Bank since 1972 and is currently its CEO and Chairman of the Board.

Tom Schmitt	Interested Director appointed by Bunge. An employee of Bunge for over 32 years, Tom is the Manager for the Western Region for Bunge North America Oilseed Processing.

Eric Hakmiller	Interested Director appointed by Bunge. Eric is the Vice President and General Manager of Bunge Biofuels.

Greg Kisik
Interested Director appointed by ICM.  Greg has been ICM’s Director of Government Affairs since 2006.  He was the Director of Marketing and Governmental Affairs for United Bio Energy from 2003-06, and the Chairman of the National Ethanol Vehicle Coalition in 2007.

Note Terms

Minimum purchase:     $15,000

                  Interest:   7.5% over 6 month LIBOR on Jan    31 and July 31, senior lender consent required to pay interest in cash

                         PIK:   Interest will likely be paid in-kind by adding to the principal of the note

Maturity & Options:       Notes mature on August 31, 2014,   when we will either repay them or convert them to Series A Units

    Conversion rights:       Holders can convert the Notes into Series A Units bi-annually

       Conversion rate:       1 Series A Unit for every $3,000 of principal

                    Ranking:      Notes are subordinate to SIRE’s senior debt (about $90 million at Dec 31, 2011)

                         Risks:      Investors face considerable risks, including our debt and dependence on commodity pricing, as further explained in the prospectus

         Liquidity:     No market for the Notes, and their transfer is severely restrict

Offering Purposes

● Replace portion of outstanding subordinated debt owed to Bunge and ICM

● Lending arrangements require that we use 76% and 24% of the proceeds from the sale of the notes to repay subordinated debt owed to Bunge and ICM, respectively

● Provide existing members the opportunity to mitigate the dilution the would experience when Bunge and ICM convert their subordinated debt into equity

Plan of Distribution

● Publicly offered in Iowa only

● Privately offered in other selected states and subject to numerous restrictions, including resale restrictions

● Best efforts offering by company personnel

● Will not sell to competitors of Bunge

General Information

The Notes are speculative securities and involve a significant degree of risk. You should read the prospectus including the section entitled “RISK FACTORS” beginning on page 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Convertible Subordinated Term Notes due 2014